

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2011

Via E-mail
Peter G. Traber, M.D.
Chief Executive Officer and President
Galectin Therapeutics Inc.
7 Wells Avenue
Newton, MA 02459

> **Re: Pro-Pharmaceuticals, Inc., now known as Galectin Therapeutics Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 15, 2011**
> **File No. 001-31791**

Dear Dr. Traber:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

Signatures

1. We note you have not identified the principal executive officer, principal financial officer and principal accounting officer or controller of the registrant among the signatories. If Messrs. Zucconi and Squeglia signed the filing in these capacities, respectively, please so advise us and confirm that all required signatories will properly execute future filings on Form 10-K and that you will identify which persons have signed in the required capacities, i.e., principal executive officer, principal financial officer, principal accounting officer or controller and director. Alternatively, if Messrs. Zucconi and Squeglia were not acting in such capacities, please amend your Form 10-K to have your principal executive officer, principal financial officer and principal accounting officer or controller sign your Form 10-K.   See Instruction D.2(a) of Form 10-K for further information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Karen Ubell, Staff Attorney, at (202) 551-3873, Jennifer Riegel, Special Counsel, at (202) 551-3575 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey Riedler
Assistant Director